September 25, 2014

Via EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE: ForceField Energy Inc.
Form 10-K for the Year Ended December 31, 2013
Filed April 15, 2014
Form 10-Q for the Period Ended June 30, 2014
Filed August 19, 2014
Definitive Proxy Statement
Filed April 30, 2014
File No. 1-36133

Dear Mr. O’Brien:

I am in receipt of your letter dated September 12, 2014 that sets forth the comments of the reviewing staff of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing(s). ForceField Energy Inc. (“Company”) and its counsel are in the process of reviewing the comments of the reviewing staff and preparing its responses.

Pursuant to my conversation with Staff Attorney Leland Benton on September 24, 2014, the Company has requested an extension of 10 business days, or a date no later than October 10, 2014, to deliver its responses and any supplemental disclosures.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing(s); that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing(s); and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (754) 222-5984 or, in my absence, David Natan, Chief Executive Officer, at (754) 222-5983 should you have any questions or require additional information.

Sincerely,

/s/ Jason Williams

Jason Williams
Chief Accounting and Financial Officer